EXHIBIT 10(l)(6)

Mr. John B. Keane
49 Bainbridge Rd
West Hartford, CT 06119

June 14, 2004

Dear Jack,

Per our prior discussions, I’m very interested in having you as a key executive on the management team at AEP. I would like you to become our Senior Vice President, General Counsel and Secretary. In this position you would report directly to me and your office would be located in our corporate headquarters in Columbus, Ohio. Your start date would be July 1 or earlier if you are available.

As discussed, your salary would initially be $350,000, reviewed annually, and you would participate in an annual incentive compensation plan with an incentive target of 50% of your base earnings. Actual annual incentive awards may range from 0 - 200% of your incentive target and awards are generally paid by the middle of March after year-end results are confirmed and awards approved.

You would also receive 15,000 AEP restricted stock units upon hire. These would vest, subject to your continued AEP employment, in one-third increments on the first through the third anniversary of the grant date.

You would also be eligible to participate in our Long-Term Incentive Plan. This plan currently provides a mix of stock options and performance shares with the awards granted toward the end of the year following approval by the Human Resources Committee of AEP’s Board of Directors.

Should you find this offer acceptable, we would need to continue the employment process. Melinda Ackerman, our SVP of Human Resources, would need to contact you to finalize the employment process (application, physical examination and drug test) and would provide a summary of AEP’s executive benefits, discuss temporary housing, relocation benefits, etc.

I look forward to hearing from you.

Sincerely,

/s/ Michael G. Morris

Michael G. Morris

C: Melinda S. Ackerman

Mr. John B. Keane
49 Bainbridge Rd
West Hartford, CT 06119

June 17, 2004

Dear Jack:

In reply to your letter of June 16 and the discussion with Melinda Ackerman, in addition to the provisions of my employment offer to you dated June 14, we will provide the following:

1. You will be eligible for a lump-sum severance payment, less applicable tax withholdings, equal to your annual base salary in effect on the date of your termination if, for any reason other than cause, the company terminates your employment with AEP within three years of your date of hire. Such payment would be conditioned upon your agreement to release AEP from any and all claims involving your employment with or termination from AEP.

2. As a key AEP executive you will also be eligible for AEP’s Change-in-Control Agreement. While this agreement is currently being revised due to a recently passed shareholders’ proposal, a confirmation letter and the document will be provided upon revision and approval by the Human Resources Committee of the AEP Board of Directors.

3. In recognition of your prior experience, your cash balance account under the pension plans shall be credited with an amount such that the total cash credit under these plans (the AEP Retirement Plan and the AEP Excess Benefit Plan) shall be the maximum permitted under such plans as amended from time to time (currently 8.5%) on all eligible earnings. Eligible earnings may not currently exceed the greater of $1,000,000 or two time your base rate, annually. All other provisions of the two plans as in effect from time to time shall apply to your participation therein. The specifics of each of the benefit plans will be provided and reviewed with you by the Human Resources staff.

I believe this addresses your concerns. However, please feel free to give us a call should there be additional questions. I look forward to seeing you on July 1.

Sincerely,

/s/ Michael G. Morris

Michael G. Morris

C: Melinda S. Ackerman